Exhibit 4.17

Shenyang Sunshine Pharmaceutical Company Limited (hereinafter referred to as “Shenyang Sunshine”)

Company Address/Legal Address: No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone

Dan Lou: Legal Representative of Shenyang Sunshine

Identity Card No: xxxxxx

Supplementary Agreement for Purchase Agreement for Acquisition of Equity Interest

Mr. Lou Dan is the shareholder of Liaoning Sunshine Pharmaceutical Company Limited (hereinafter “Liaoning Sunshine”) and holds 100% equity of Liaoning Sunshine. Shenyang Sunshine, Mr. Lou Dan, and Liaoning Sunshine signed a series of relevant agreements for business cooperation and for specifying equity relationship (“previous relevant agreements”) in 2006 and 2007.

Now, Mr. Lou Dan and Shenyang Sunshine hope to make further clarifications and descriptions with regard to the following matters and signed the following agreement in Shenyang on February 3, 2010: 1. Shenyang Sunshine is entitled to appoint the management of Liaoning Sunshine, including the general manager, financial director and other managers.

2. Shenyang Sunshine agrees to provide financial support for Liaoning Sunshine if necessary, including but not limited to bearing the operation losses of Liaoning Sunshine. Meanwhile, Shenyang Sunshine does not require Liaoning Sunshine to give return for its loss bearing.

3. Shenyang Sunshine is entitled to unilaterally modify the proportion of payment from Liaoning Sunshine to Shenyang Sunshine regulated in the business cooperation agreement with Liaoning Sunshine (signed on January 1, 2007); 4. If Liaoning Sunshine has to undergo the dissolution or transfer liquidation (“compulsory liquidation”) pursuant to the requirements of Chinese laws, Liaoning Sunshine shall sell all its assets at the minimum prices permitted in the Chinese laws to Shenyang Sunshine or the other third party licensed by Shenyang Sunshine. The sales prices are paid by the investment funds for equity of Liaoning Sunshine (the investment funds are the payment in advance made by Shenyang Sunshine to Mr. Lou Dan); 5. After the compulsory liquidation mentioned in the above 4, as the original shareholder of Liaoning Sunshine, Mr. Lou Dan shall return the excessive part (the payment in advance made by Shenyang Sunshine to Mr. Lou Dan is higher than the sales prices of Liaoning Sunshine) to Shenyang Sunshine. If the direct return is not permitted by Chinese laws, Mr. Lou Dan shall return the same based on the modes permitted in Chinese laws.

6. The equity distribution (if any) related to Liaoning Sunshine made to Mr. Lou Dan in any form during any period shall be returned to Shenyang Sunshine in the form permitted by laws.

7. Any modification or change of previous relevant agreements shall be approved by Shenyang Sunshine in advance.

8. This Agreement came into effect from January 1, 2009.

Exhibit 4.17

If this Agreement is in conflict with the previous relevant agreements, this Agreement shall prevail.